SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Pursuant to Section 14(d)(4) of the

Securities Exchange Act of 1934

J.D. Edwards & Company

(Name of Subject Company)

J.D. Edwards & Company

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

281667105

(CUSIP Number of Class of Securities)

Robert M. Dutkowsky

President and Chief Executive Officer

J.D. Edwards & Company

One Technology Way

Denver, CO 80237-3000

(303) 334-4000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

Copies to:

Herbert P. Fockler

Steve L. Camahort

Jose F. Macias

Jon C. Avina

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of J.D. Edwards & Company filed with the Securities and Exchange Commission on June 19, 2003.

Item 9.  Materials to be Filed as Exhibits.

The following exhibit is filed herewith:

Exhibit Number	Description

(a)(11)	Series of Messages to Employees and Transcripts of Multimedia Presentations made available on J.D. Edwards’ website (incorporated by reference to J.D. Edwards’ filing pursuant to Rule 425 under the Securities Act on June 25, 2003).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J.D. EDWARDS & COMPANY

By: /S/ RICHARD G. SNOW, JR.
Name:	Richard G. Snow, Jr.
Title:	Vice President, General Counsel and Secretary

Date: June 26, 2003